UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5 to
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

inSilicon Corporation
(Name of Subject Company)

inSilicon Corporation
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

45769H108
(CUSIP Number of Class of Securities)

Barry A. Hoberman
President and Chief Executive Officer
inSilicon Corporation
411 East Plumeria Drive
San Jose, California 95134
Phone: (408) 894-1900
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Keith Flaum, Esq.
Jane Ross, Esq.
Cooley Godward LLP
5 Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306 (650) 843-5000

Henry Lesser, Esq.
Gray Cary Ware & Freidenrich, LLP
400 Hamilton Avenue
Palo Alto, California 94301 (650) 833-2000

Brian Fenske, Esq.
Gray Cary Ware & Freidenrich, LLP
1221 South MoPac Expressway, Suite 400
Austin, TX 78746-7000 (512) 457-7000

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEMS 1-8

This Amendment No. 5 to Schedule 14D-9 (the “Amendment”) amends and supplements the Schedule 14D-9 (the “Schedule
14D-9”) filed initially with the Securities and Exchange Commission on August 6, 2002 by inSilicon Corporation, a Delaware corporation (“inSilicon”), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 filed with the Securities and Exchange Commission by inSilicon on August 15, 2002, August 21, 2002, September 5, 2002 and September 13, 2002, respectively. This Amendment adds the following as new paragraphs at the end of Item 8 “Additional Information” (all capitalized terms used in this Amendment shall have the respective meanings assigned to them in the Schedule 14D-9):

“On September 18, 2002, Purchaser extended its offer to purchase all of the outstanding Shares at a price of $4.05 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, until 12:00 midnight, New York City time, on Thursday, September 19, 2002. The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, on Tuesday, September 17, 2002. Synopsys has advised the Company that the Depositary has advised Synopsys that, as of 10:00 p.m., New York City time, on Tuesday, September 17, 2002, an aggregate of approximately 14,631,562 Shares had been tendered to Purchaser in the Offer (including all of the 10,450,010 Shares held by inSilicon’s majority stockholder, Phoenix Technologies Ltd.), representing approximately 95% of the outstanding Shares, which also constitutes a majority of the fully diluted shares calculated in the manner described in the Offer to Purchase. In addition, Synopsys has advised the Company that the Depositary has advised Synopsys that, as of 10:00 p.m., New York City time, on Tuesday, September 17, 2002, notices of guaranteed delivery had been received in respect of approximately 16,080 Shares.

The expiration date of the Offer was extended because the initial 30-day waiting period applicable to the pre-merger notification filing made by the parties under the Fair Trade Law of Taiwan had not expired nor had the Taiwan Fair Trade Commission formally notified Synopsys that it had made a decision not to exercise jurisdiction over the transaction. Synopsys has advised the Company that satisfaction of the Taiwanese requirements is a condition to the obligation of Purchaser to purchase tendered Shares. Purchaser is obligated to extend the expiration date of the Offer until the Taiwanese requirements, as well as other conditions, are satisfied or the Merger Agreement is terminated in accordance with its terms.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSILICON CORPORATION

Barry A. Hoberman President and Chief Executive Officer

Dated: September 18, 2002